VF 12-11-03

Ant 12/9/03

OMB Approval
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response.......12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03052789

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8- 52175

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 17 2003 DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2003 AND ENDING 3/31/2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 700
(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS PEARSON	(312) 775-3466
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

12/10/08

OATH OR AFFIRMATION

I, Michael L. Killian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Introducing Broker's Alliance, Inc. D/B/A Introducing Brokers Alliance, Inc., are true and correct. I further swear (or affirm) that neither the company, nor any shareholder, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Name

President

Title

November 13, 2003

Date

Notary Public

Official Seal
CHRISTINE G. PUTRIM
Notary Public - State of Illinois
My Commission Expires Apr. 3, 2004

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED
MARCH 31, 2003

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court
Glendale Heights, IL 60139-3206
Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.
190 South LaSalle Street, 7th Floor
Chicago, Illinois 60603

We have audited the accompanying statement of financial condition of Introducing Broker's Alliance, Inc., D/B/A Introducing Brokers Alliance, Inc. as of March 31, 2003 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Introducing Broker's Alliance, Inc., D/B/A Introducing Brokers Alliance, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 16 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja & Company, LLC

Glendale Heights, Illinois
November 12, 2003

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

INTRODUCING BROKER'S ALLIANCE, INC. [13]

SEC FILE NO

8-52175 [14]

FIRM ID NO

103280 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

190 SOUTH LASALLE STREET, SUITE 700 [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

4/1/2002 [24]

AND ENDING (MM/DD/YY)

3/31/2003 [25]

CHICAGO [21] IL [22] 60603 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS PEARSON [30]

(Area Code)---Telephone No.

(312) 775-3466 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]

OFFICIAL USE [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] [42]

The accompanying notes are an integral part of these financial statements

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD			
50	51	52	53			

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements.

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2003

ASSETS

Cash	$	6,204
Marketable securities at fair value		52,470
TOTAL ASSETS		58,674

SHAREHOLDERS' EQUITY

Stockholders' equity:		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		35,000
Additional paid-in capital		115,582
Retained earnings		(91,908)
TOTAL SHAREHOLDERS' EQUITY	$	58,674

The accompanying notes are an integral part
of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2003

REVENUE	
Consulting fees	$ 10,346
Total revenue	10,346
OPERATING EXPENSES	
Bank service charges	401
Dues and subscriptions	1,504
Licenses and permits	100
Postage	10
Professional fees	880
Telephone	614
Unrealized loss on securities	34,850
Website development and expenses	12,200
Total operating expenses	50,559
Net income (loss) before other income and expenses	(40,213)
OTHER INCOME AND EXPENSES	
Other income - interest	101
Other expense - bad debt	(18,000)
Total other income and expenses	(17,899)
NET INCOME (LOSS)	$ (58,112)
Retained earnings, beginning of year	$ (33,796)
Retained earnings, end of year	$ (91,908)

The accompanying notes are an integral part of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance - beginning of year	$ 35,000	$ 53,369	$ (33,796)	$ 54,573
Capital contributions		62,213		62,213
Net income			(58,112)	(58,112)
Balance - end of year	$ 35,000	$ 115,582	$ (91,908)	$ 58,674

The accompanying notes are an integral part of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2003

Cash provided by operating activities:		
Net income (loss)	$	(58,112)
Adjustments to rconcile net income to net cash provided by operating activities:		
(Increase)/decrease in assets		
Receivables-related party		18,000
Investments		(52,470)
		(92,582)
Cash applied to financing activities:		
Capital contributions		62,213
		62,213
Net increase/(decrease) in cash and cash equivalents		(30,369)
Cash and cash equivalents, beginning of year		36,573
Cash and cash equivalents, end of year	$	6,204

The accompanying notes are an integral part of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization – The Company was incorporated in the state of Illinois on December 12, 1997. The Company is registered with the Securities and Exchange Commission is a member of the National Association of Securities Dealers, Inc. The Company was also registered with the Commodities Futures Trading Commission and was a member of the National Futures Association, however, withdrew its membership on March 30, 2003.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Foreign Currency Translation

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net income.

Securities Transactions

The Company has classified its securities portfolio as "trading securities". Securities are valued at market value.

Advertising and Promotion

The Company expenses advertising costs as they are incurred. During the year ended March 31, 2003, the Company incurred marketing expenses in the amount of $12,200 for the development and maintenance of it's Internet website.

NOTE 2– RELATED PARTY TRANSACTIONS

During the year ended March 31, 2003, the Company wrote off an account receivable in the amount of $18,000 owed from a related party for consulting fees. This is classified in the Statement of Operations as a bad debt expense.

NOTE 3 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and the National Futures Association, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and the Commodities Futures Trading Commission Regulation 1.17(A)(1)(ii) which require the maintenance of minimum net capital and require that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2003, the Company's net capital as computed pursuant to the rules of the National Securities Dealers Association was $6,204, which was $1,204 more than the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%.

On March 30, 2003, the Company withdrew its membership from the National Futures Association, so as of that date, was no longer subject to the Commodities Futures Trading Commission regulations.

NOTE 4 – INCOME TAXES

The Company has elected S Company status for federal income tax purposes and reports its income on a calendar year basis. Income taxes are therefore the responsibility of the Company's individual shareholders.

NOTE 5 – MARKETABLE SECURITIES

Marketable securities are held primarily for the purpose of selling them in the near term and the Company has classified these as trading securities, which have been reported at fair market value with realized, and unrealized gains and losses included in earnings. These marketable securities are denominated in Australian dollars, and have been converted to U.S. dollars at the current market rate on March 31, 2003. Balances at March 31, 2003 are as follows:

Security	Original Cost	Fair Value at 3/31/2003	Unrealized Gain/(loss) at 3/31/2003
GoConnect Limited 1,180,000 shares	$ 87,320	$ 52,470	$ (34,850)
March 31, 2003 Totals	**$ 87,320**	**$ 52,470**	**$ (34,850)**

NOTE 6 – CLEARING AGREEMENT WITH OFF-BALANCE SHEET CREDIT RISK

The Company has entered into an agreement with a Futures Commission Merchant (FCM) to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts, delayed deliveries and other financial instruments to the FCM, fully disclosing the customer name and other information. All customer accounts opened with the FCM must have a minimum deposit of $10,000

to assure performance under the agreement. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM. The customer account is therefore maintained and recorded in the books and records of the FCM on the Company's behalf. Either party with 30 days prior notification may terminate this agreement.

In consideration for introducing customers to the FCM, the Company receives commissions and other consideration, less the processing and other charges of the FCM. As part of the terms of the agreement between the Company and the FCM, the Company is held responsible for any losses arising when the customers introduced by the Company to the FCM fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the FCM to purchase or sell the financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

On March 30, 2003, the Company withdrew its membership from the National Futures Association, so as of that date, this agreement was no longer in effect.

NOTE 7 – SUBSEQUENT EVENT

On September 22, 2003, the Company was sold to Peregrine Financial Group, Inc. as a wholly owned subsidiary.

SUPPLEMENTARY INFORMATION

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER UNIFORM NET CAPITAL RULE 15C3-1 AND CFTC REGULATION 1.17 (A)(1)(ii)

AS OF MARCH 31, 2003

COMPUTATION OF NET CAPITAL		
Total shareholders' equity	$	58,674
Deductions:		
Nonallowable assets		(52,470)
NET CAPITAL	$	6,204
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness	$	-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	-
Percentage of Aggregate Indebtedness to Net Capital	$	0%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2003		
Net Capital, as reported in Company's Part IIA (unaudited FOCUS Report	$	6,204
Audit adjustments		-
Net Capital, per above	$	-

See accompanying auditors' report

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court
Glendale Heights, IL 60139-3206
Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.
190 South LaSalle Street, 7th Floor
Chicago, Illinois 60603

In planning and performing our audit of the financial statements of Introducing Brokers Alliance, Inc. for the year ending March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following"

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with

U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, during our study and evaluation, two matters came to our attention. The first matter was that a lack of segregation of functions existed. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size, and as of the date of this report, this matter had been corrected and is now resolved. The second matter is that the Company fell below its capital requirements both during, and subsequent to the year under audit, and did not make the required notifications under SEC Rule 17a-11 on a timely basis. This matter has been subsequently corrected, and all required notifications are in the process of being made to the SEC and the NASD. The Company is under new ownership, and the appropriate measures have been taken to ensure the capital requirements are maintained and this condition does not reoccur. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Introducing Broker's Alliance, Inc. D/B/A Introducing Brokers Alliance, Inc. for the year ended March 31, 2003, and this report does not affect our report thereon dated November 12, 2003. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(ii) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Di Maggio, Veraja & Company, LLC

Glendale Heights, Illinois
November 12, 2003